SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release January 31, 2006 at 12:00

UPM’s President and CEO Jussi Pesonen comments on the Financial Review:

UPM’s 2005 profitability improved, but remained weak

Key figures 1-12/2005: Earnings per share were EUR 0.50 (1-12/2004: 1.76), and excluding non-recurring items EUR 0.54 (0.49). Operating profit for the year was EUR 278 (1-12/2004: 627) million, and excluding non-recurring items EUR 527 (422) million. Sales were EUR 9,348 (2004: 9,820) million. Operating loss for October-December was EUR 71 million (10-12/2004: profit 194 million); excluding non-recurring items there was an operating profit of EUR 186 million (10-12 /2004: 99 million).

UPM’s President and CEO Jussi Pesonen comments on the Financial Review:

“UPM’s operating profit improved but remained weak. The labour dispute last summer in Finland only partially explains the weak result. Another reason is overcapacity in printing papers. Last quarter was unprofitable because of the non-recurring items.”

“The company’s weak financial performance continues for the fourth consecutive year. To achieve a turnaround, UPM must take new kinds of actions. These actions will allow us to use our capacity more profitably than before. We are currently studying a number of options to achieve a lasting improvement in profitability.”

“UPM’s 2006 profitability is expected to be better than last year, but the business environment will remain challenging.”

“Growth for printing papers is forecast to be better than last year. Growth in demand will be strongest within emerging markets. Average paper prices are forecast to be higher.”

“Demand for converted products is also expected to grow in all markets. Labelstock prices have been increased early this year in Europe and North America. In wood products, demand for plywood and sawn timber will remain good, but sawn timber markets will continue to be oversupplied.”

“Capital expenditure in 2006 is not forecast to exceed those made in 2005. Raw material and energy prices are forecast to increase faster than inflation. However, thanks to above average self-sufficiency in energy and cost cuttings UPM has implemented and has planned, the increase in the company’s overall costs is expected to be moderate”, says Mr Pesonen.

For more information please contact:

Mr Jussi Pesonen, President and CEO, UPM,

tel. +358 204 15 0001

Mr Kari Toikka, Executive Vice President and CFO, UPM,

tel. +358 204 15 0014

***

News Conference and Conference Call Information

A news conference regarding the Financial Review 2005 will be held today, January 31, 2006, at UPM’s Head Office at 13:30 Finnish time (11:30 GMT, 06:30 EST). The briefing can be followed live on the internet at the address www.upm-kymmene.com. A recording of the briefing can be seen at this address for the following three months.

To participate in the UPM Conference Call, please dial +44 (0) 1452 542 300 at 17:00 (Finnish time) (15:00 GMT, 10:00 EST). A recording of the discussion can be heard until February 7, 2006 by calling: +44 (0) 1452 550 000, access code:

3577224#. The conference call title is UPM-Kymmene Financial Results 2005 - Conference Call

In the United States and Canada, the Conference Call toll free number is +1 866 220 1452. The recording can be heard at the toll free dial in number +1 866 247 4222, access code: 3577224#.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31st, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations